EXHIBIT 21.1

Ruanyun Edai Technology Inc.

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Soft Cloud Technology Limited	Hong Kong

Rollingthunder Technology (Jiangxi) Co., Ltd	China

Name of Variable Interest Entity	Jurisdiction of Incorporation or Organization

Jiangxi Ruanyun Technology Co., Ltd.	China

Name of Subsidiary of Variable Interest Entity	Jurisdiction of Incorporation or Organization

Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch)	China

Jiangxi Alphabet Technology Co., Ltd.	China

Jiangxi Jiaotou Technology Co., Ltd.	China

Jiangxi Huizuoye Technology Co., Ltd.	China

Jiangxi Ruanyun Zhitou Education Consulting Co., Ltd.	China

Inner Mongolia Mengyun Digital Technology Co., Ltd	China